Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGE OF JOINT COMPANY SECRETARY

The Board announces that Dr. Liu Wei has ceased to be the joint company secretary of the Company with effect from 20 July 2015. Dr. Liu Wei has confirmed that he has no disagreement with the Board and there is no matter relating to his ceasing to be the joint company secretary of the Company that needs to be brought to the attention of the shareholders of the Company.

The Board further announces that Mr. Xie Bing, the other joint company secretary of the Company, meets the requirements to be the sole company secretary. Following Dr. Liu Wei has ceased to be the joint company secretary of the Company, Mr. Xie Bing will continue to be the company secretary of the Company.

The board (the "Board") of directors of China Southern Airlines Company Limited (the "Company") announces that Dr. Liu Wei has ceased to be the joint company secretary of the Company with effect from 20 July 2015. Dr. Liu Wei has confirmed that he has no disagreement with the Board and there is no matter relating to his ceasing to be the joint company secretary of the Company that needs to be brought to the attention of the shareholders of the Company.

The Board further announces that Mr. Xie Bing, the other joint company secretary of the Company, meets the requirements to be the sole company secretary. Following Dr. Liu Wei has ceased to be the joint company secretary of the Company, Mr. Xie Bing will continue to be the company secretary of the Company.

Mr. Xie Bing was appointed as a joint company secretary of the Company with effect from 26 November 2007. Since his appointment, Mr. Xie Bing has performed his duty as a joint company secretary of the Company with the assistance of Dr. Liu Wei and has acquired a good understanding of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the relevant experiences which performing his duties. The Stock Exchange has also confirmed that Mr. Xie Bing is qualified to act as the company secretary of the Company under Rule 3.28 of the Listing Rules.

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The Board would like to take this opportunity to express its sincere gratitude for the contributions that Dr. Liu Wei made to the Company.

By order of the Board
China Southern Airlines Company Limited
Si Xian Min

Chairman

Guangzhou, the People’s Republic of China

20 July 2015

As at the date of this notice, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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